

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 15, 2014

VIA E-MAIL

Vicki Horwitz
Secretary
Atlantic Fund Services
Three Canal Plaza, Suite 600
Portland, ME 04112

Re: ALTX Trust
       Initial Registration Statement on Form N-1A
       <u>File Nos. 333-198183; 811-22989</u>

Dear Ms. Horwitz:

The staff has reviewed the above-referenced registration statement, which the Commission received on August 15, 2014. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. **General**

   a. We note that portions of the disclosure have been left blank, and certain exhibits have been omitted. We expect to have further comments when you supply the omitted information in a pre-effective amendment, and/or in correspondence submitted in response to this letter.

   b. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.

   c. *Derivatives Risk:*

      i. Since the Fund describes investments in derivative instruments, please review the Fund's principal investment strategies and principal investment risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objectives, and the associated principal risks. *See* Barry Miller

Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.

In addition, on page 3, under "Principal Investment Risks—Derivative Investment Risks," the prospectus states that "Derivative instruments, *including* futures, options and swaps, may entail investment exposures…." (Emphasis supplied.) This language suggests that the Fund may invest in derivatives other than the types identified in the prospectus. Please confirm supplementally that each type of instrument that the Fund may invest in has been identified and is consistent with the stated investment strategy of the Fund.

ii. On page 2, under "Principal Investment Strategies," the paragraph beginning "The Fund may purchase and sell put and call options…." describes the purposes for which certain derivatives will be used by the Fund. Please clarify in this paragraph whether the Fund will use investments in derivatives for any other purposes. If such investments will be used only for the purposes set forth in this paragraph, please so state. .

2. **Fee Table and Expense Example (p. 1)**

a. Please remove footnote 1 to the fee table as it is neither required nor permitted by Item 3 of Form N-1A.

b. Please note that "Other Expenses" may include subcategories only if those subcategories are expected to be the largest portion of the total "Other Expenses." If so, please confirm this supplementally. If not, please remove the subcategory "Dividends and Interest Expenses on Short Sales" and the corresponding footnote 3. *See* Item 3, Instruction 3.(c)(iii).

c. Please note that the fee waiver agreement described in footnote 4 to the fee table can only be reflected in the fee table if it will reduce Fund operating expenses for no less than one year from the effective date of the registration statement. *See* Item 3, Instruction 3(e) of Form N-1A.

d. Please confirm supplementally that the fee waiver described in footnote 4 to the fee table will only be reflected in the expense example for the term of the waiver.

e. Please clarify, if accurate, that the expense example applies whether a shareholder holds *or* redeems. See Item 3 of Form N-1A.

3. **Principal Investment Strategies (pp. 2)**

a. Please clarify here what the term "event-driven transaction" means. In addition, given that the name of the Fund refers to the terms "Equity Event" and "Arbitrage," please clarify here what those terms mean, and how each of them fit into the Fund's investment strategies.

b. If (as indicated by the fee table) short sales are expected to make up the largest part of the Fund's "Other Expenses," please disclose here the estimated percentage of net assets of the Fund that is initially expected to be invested in such short sales.

c. Since "Leveraging Risk" is included as a principal risk of the Fund, please disclose here how, and to what extent, the Fund expects to use leveraging as part of its investment strategies.

d. While "Liquidity Risk" is included as a principal risk of the Fund, investment in illiquid securities is not included in the principal investment strategies section. Please advise or revise. In addition, if investment in illiquid securities is a principal investment strategy of the Fund, please disclose here the estimated percentage of net assets of the Fund that is initially expected to be invested in such illiquid securities.

e. In the last paragraph of this section, in the sentence beginning "The Fund is expected to actively trade securities," please clarify the meaning of the clause "including to take advantage of short-term price movements and mispricing."

4. **Principal Risks (pp. 3-6)**

a. *Futures Risk (p. 3):* Please define the term "tracking risk" and briefly explain how such a risk may result from investment in futures.

5. **Adviser Related Performance (p. 19):**

a. Please confirm supplementally that you have the records necessary to support the calculation of prior performance, as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940.

b. Please confirm supplementally that the composite past performance data reflects the prior performance of all substantially similar managed accounts, including both funds and private accounts. Alternatively, please represent that exclusion of any such accounts would not cause the composite performance to be misleading.

c. Please state more clearly, if accurate, that these other accounts are not registered under the federal securities laws.

d. In the third paragraph, please disclose how the performance of the other accounts was calculated. For example, if performance was calculated in compliance with the Global Investment Performance Standards ("GIPS"), please explicitly so state. In addition, if net-of-fees performance was calculated according to GIPS, please modify the net-of-fees return to reflect the deduction of all fees that must be reflected under the standardized SEC methodology.

e. Please explain supplementally why you believe the CS Event Driven Risk Arbitrage Hedge Fund Index is a sufficiently broad-based securities market index.

f. Please revise the heading to clarify that the performance data is *not* that of the Fund. (For example, "Composite Performance of Similar Accounts.")

6. Distributor (SAI, p. 27)

a. Please provide the information in the table required by Item 25(b) of Form N-1A. Alternatively, please explain supplementally why such disclosure is not appropriate.

7. Portfolio Holdings (SAI, pp. 31-32)

a. We note that the second paragraph of this section refers to certain ongoing arrangements with the Fund's service providers. Please disclose, for all identified recipients, the frequency and lag of the information, whether any compensation is paid for the information, and which, if any, of the recipients are subject to a duty of confidentiality. *See* Form N-1A, Item 16(f)(2).

b. The Trust's code of ethics is intended, among other things, to address potential conflicts of interest arising from misuse of information regarding Fund holdings. If the Trust imposes a duty not to trade on non-public information, please explicitly so state.

8. Exhibits (Part C)

Please include the contractual fee waiver agreement (described in footnote 4 to the fee table) as an exhibit to the registration statement.

9. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    ****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

    Sincerely,

    /s/ Deborah D. Skeens

    Deborah D. Skeens
    Senior Counsel
    Disclosure Review Office